EXHIBIT 12

CORPORATE OFFICE PROPERTIES TRUST

Ratio of earnings to combined fixed charges and preferred share dividends

(Dollars in thousands)

	Six months ended	Years ended December 31,
	June 30, 2003	2002	2001	2000	1999	1998

Income before minority interest, income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change	15,375	29,454	27,485	22,229	20,616	8,896
Loss on early retirement of debt	—	(312)	(213)	(153)	(903)	—
Equity in loss (income) in unconsolidated entities	186	402	84	310	(198)	(139)
Distributed income of equity investees	—	295	104	—	—	—
Fixed charges (from below)	40,317	57,860	49,740	42,119	30,735	16,465
Capitalized interest (from below)	(1,306)	(3,091)	(5,295)	(3,889)	(1,510)	(77)
Preferred share dividends included in fixed charges	(5,067)	(10,134)	(6,857)	(3,802)	(2,854)	(327)
Preferred unit distributions included in fixed charges	(1,049)	(2,287)	(2,287)	(2,240)	(2,620)	(3,412)

Repurchase of preferred units in excess of recorded book value	(11,224)	—	—	—	—	—
Total earnings	37,232	72,187	62,761	54,574	43,266	21,406

Fixed charges and preferred dividends:
Interest expense on continuing operations	20,172	39,067	32,289	29,786	21,190	11,994
Interest expense on discontinued operations	100	291	484	668	618	213
Capitalized interest	1,306	3,091	5,295	3,889	1,510	77
Amortization of debt issuance costs-expensed	1,184	2,189	1,818	1,382	975	423
Amortization of debt issuance costs-capitalized	—	59	119	199	35	—
Preferred share dividends	5,067	10,134	6,857	3,802	2,854	327
Preferred unit distributions	1,049	2,287	2,287	2,240	2,620	3,412
Interest included in rental expense	215	430	378	—	30	19
Loss on early retirement of debt	—	312	213	153	903	—
Repurchase of preferred units in excess of recorded book value	11,224	—	—	—	—	—

Total fixed charges and preferred dividends	40,317	57,860	49,740	42,119	30,735	16,465

Ratio of earnings to combined fixed charges and preferred dividends	N/A (1)	1.25	1.26	1.30	1.41	1.30

(1)           During the six months ended June 30, 2003, the Company's fixed charges and preferred share dividends included a nonrecurring deemed distribution of $11,224 in connection with its repurchase of Series C Preferred Units in the Operating Partnership at an amount in excess of the recorded book value of the units. As a result, earnings were inadequate to cover fixed charges and preferred share dividends by approximately $3,085 in the six months ended June 30, 2003.